Ms. Duru:

You requested to review a redline showing the proposed edits to the form of proxy solicited by Leonard Brandt before we file it this morning as Definitive Additional Materials.

As you also requested, a form of explanation that this is a revised proxy is also attached to this correspondence.

You asked us to consider timing with respect to deliveries of the revised proxy, especially for distribution through brokers as their responsibility is to satisfy a five day rule.

As I understand it, brokers do not forward these proxies to beneficial owners at all. The brokers always submit any proxies themselves. Since brokers will receive these revised proxies well before the meeting and will use the revised proxy themselves, there should be no concern about distributing revised forms of proxy to beneficial owners. As I understand it, and as I presume you understand it as well, beneficial owners are asked to indicate voting directions to the broker, which has the sole authority to vote or give a proxy, as given under an omnibus proxy signed by, in our case, Cede & Co. The beneficial owners are provided a form prepared by the broker requesting instructions on how the broker should vote on their behalf.

As for the record owners, the revised proxies should be mailed today, August 27, and the record owners should receive the revised proxies well in advance of September 4. We are distributing them through a network of mailing services that deposit them at post offices in various locations relatively close to the recipient.

I believe you will agree that this is sufficient; however, I look forward to discussing it with you further.

I look forward to hearing from you as early as you may find convenient, and I hope that can be near 9 am Eastern time, or earlier if possible.

Thank you.

Best regards,

Nicholas J. Yocca

The Yocca Law Firm LLP
19900 MacArthur Blvd., Suite 650
Irvine, CA 92612
Cell: (949) 294-4244
Email: nyocca@yocca.com

PROXY
THIS PROXY IS SOLICITED BY LEONARD J. BRANDT~~.~~ FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD SEPTEMBER 4, 2009, AT 1:00 PM EASTERN TIME, AND ANY ADJOURNMENT THEREOF (THE “SPECIAL MEETING”). THIS PROXY WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED HEREON. IF NO INDICATION IS MADE, THE SIGNED AND DATED PROXY WILL BE VOTED FOR ALL PROPOSALS.
The undersigned stockholder of CNS RESPONSE, INC., a Delaware corporation (the “Company”), hereby appoints Leonard J. Brandt as proxy and attorney-in-fact with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at ~~a meeting of Stockholders of the Company, and at any adjournment thereof, but not later than at the next Annual Meeting, and any adjournment thereof,~~ the Special Meeting and to vote all shares of Common Stock that the undersigned would be entitled to vote if then and there personally present, on the matters set forth below, to vote for any substitute nominee designated by Leonard J. Brandt in any of the persons named below is unable to serve or for good cause will not serve, to vote in the sole discretion of Leonard J. Brandt on any other matter or matters that may properly come before the meeting, to vote on matters incident to the conduct of the meeting, to receive this proxy by electronic transmission and to copy and deliver this proxy in any manner.
PROPOSAL 1: TO ELECT THE FOLLOWING PERSONS TO THE BOARD OF DIRECTORS OF CNS RESPONSE, INC. TO SERVE UNTIL THE NEXT ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED. THERE IS NO ASSURANCE THAT THE REGISTRANT’S NOMINEES WILL SERVE IF ELECTED WITH ANY OF LEONARD J. BRANDT’S NOMINEES.

☐ APPROVE ALL	☐ WITHHOLD APPROVAL AS TO ALL	☐ ABSTAIN
TO WITHHOLD APPROVAL AS TO ANY INDIVIDUAL(S), STRIKE OUT THE NAME(S) BELOW.
Leonard J. Brandt William E. Bunney, Jr., M.D. William Murray
Mordechay Yekutiel Andy Goren David W. Mazepink
PROPOSAL 2: TO APPROVE AN ADJOURNMENT OF THE MEETING TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE MEETING TO CONSTITUTE A QUORUM OR TO APPROVE PROPOSAL 1.

☐ FOR	☐ AGAINST	☐ ABSTAIN
THE UNDERSIGNED AUTHORIZES LEONARD J. BRANDT OR HIS DESIGNATES TO DELIVER THIS PROXY AND COPIES THEREOF AT THE MEETING OR TO CNS RESPONSE, INC. OR ITS AGENTS IN ANY MANNER.
SIGNATURE(S) [EACH PROXY MUST BE SIGNED AND DATED.]
Dated:_______________________, 2009

(Signature of Stockholder)	Print Name

(Signature if held jointly)	Print Name
PLEASE FAX THIS PROXY TO 949-743-2785
OR SEND IT TO LEONARD J. BRANDT IN THE ENCLOSED ENVELOPE.

ATTENTION BROKERS, BANKS AND OTHER NOMINEE HOLDERS OF COMMON STOCK OF CNS RESPONSE, INC. THROUGH CEDE & CO.—
ATTACHED IS THE FORM OF PROXY SOLICITED BY LEONARD J. BRANDT (REVISED AUGUST 26, 2009) FOR YOUR USE.
THE FORMS OF PROXY (WHICH ARE ALSO ON BLUE PAPER) IN THE INDIVIDUAL SETS OF MATERIALS FORWARDED TO YOU, CONCURRENTLY OR PREVIOUSLY, BY CNS RESPONSE ARE SUPERSEDED BY THE ATTACHED FORM OF PROXY ON BLUE PAPER.
MR. BRANDT LOOKS FORWARD TO RECEIVING PROXIES ON THE ATTACHED REVISED FORM. THANK YOU.
or
ATTENTION STOCKHOLDERS OF RECORD OF COMMON STOCK OF CNS RESPONSE, INC.—
ATTACHED IS THE FORM OF PROXY SOLICITED BY LEONARD J. BRANDT (REVISED AUGUST 26, 2009) FOR YOUR USE.
THE FORMS OF PROXY (WHICH ARE ALSO ON BLUE PAPER) IN THE INDIVIDUAL SETS OF MATERIALS MAILED TO YOU PREVIOUSLY BY LEONARD BRANDT ARE SUPERSEDED BY THE ATTACHED FORM OF PROXY ON BLUE PAPER.
MR. BRANDT LOOKS FORWARD TO RECEIVING PROXIES ON THE ATTACHED REVISED FORM. THANK YOU.